Exhibit 99.10

Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

(A Development Stage Company)

October 31, 2008 and 2007

(expressed in Canadian dollars)

Report of Independent Registered Chartered Accountants

To the Shareholders of
Titan Trading Analytics Inc.

We have audited the consolidated balance sheets of Titan Trading Analytics Inc. as at October 31, 2008 and 2007, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended October 31, 2008 and for the cumulative amounts from November 1, 2001 (inception of development stage) to October 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2008 and for the cumulative amounts from November 1, 2001 (inception of development stage) to October 31, 2008 in accordance with Canadian generally accepted accounting principles.

We have withdrawn our previous reports dated February 20, 2008 and February 24, 2009 and the financial statements have been restated as explained in Note 2 and Note 17.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Edmonton, Alberta, Canada
February 24, 2009 except Note 17
which is as of April 13, 2009                                                                              Independent Registered Chartered Accountants

Comments by Independent Registered Chartered Accountants for US Readers on Canada-United States of America Reporting Differences.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted accounting standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated February 24, 2009 except Note 17 which is as of April 13, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent registered Chartered Accountants when the events and conditions are adequately disclosed in the financial statements.

Edmonton, Alberta, Canada
February 24, 2009 except Note 17
which is as of April 13, 2009                                                                             Independent Registered Chartered Accountants

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Balance Sheets
As at October 31, 2008 and 2007
(expressed in Canadian dollars)

	2008	2007
		(Restated - see Note 2)
ASSETS
CURRENT
Cash and cash equivalents	$334,954	$18,664
Short-term investments (Note 4)	90,000	221,807
Due from related parties (Note 8)	30,000	---
Prepaid expenses and other	34,433	8,161
	489,387	248,632
Due from related parties (Note 8)	28,754	---
Deposit	27,749	23,500
Restricted cash (Note 5)	240,391	---
Property and equipment (Note 6)	742,638	159,270
	$1,528,919	$431,402

LIABILITIES
CURRENT

Accounts payable and accrued liabilities (Note 8)	$120,486	$332,624
Loans and advances (Note 7)	568,847	350,831
	689,333	683,455

Commitments (Note 11)
Going Concern (Note 1)

SHAREHOLDERS’ EQUITY

Share capital (Note 9)	11,707,655	8,795,045
Warrants (Note 9)	1,016,303	495,776
Contributed surplus (Note 9)	1,279,169	544,682
Deficit	(13,163,541)	(10,087,556)
	839,586	(252,053)
	$1,528,919	$431,402

See accompanying notes

Approved on behalf of the Board:

“Kenneth W. Powell”                                    “Robert F. Roddick”
Signed                                                                Signed

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Balance Sheets
As at October 31, 2008 and 2007
(expressed in Canadian dollars)

	2008	2007	2006	Cumulative from 2002 (inception of development stage)
		(Restated - see Note 2)	(Restated - see Note 2)
EXPENSES
Research and development (Note 8)	$605,507	$1,299,820	$860,456	$3,555,444
General and administrative (Note 8)	1,996,631	1,169,507	820,450	5,547,352
Amortization	147,779	35,951	11,840	468,835
Bank charges and interest	7,500	39,769	29,138	83,620
Loss on short-term investment (Note 14b)	350,467	---	---	353,467
Loss (Gain) on foreign exchange	(26,070)	42,566	(5,384)	14,097

Loss from operations	3,081,814	2,587,613	1,716,500	10,022,815
Interest and other income	5,829	7,975	---	14,386
Net loss and comprehensive loss	(3,075,985)	(2,579,638)	(1,716,500)	(10,008,429)

LOSS PER SHARE – Basic (Note 15)	$(0.07)	$(0.07)	$(0.06)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO CALCULATE LOSS PER SHARE	44,032,360	35,838,813	27,306,799

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Balance Sheets
As at October 31, 2008 and 2007
(expressed in Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Deficit	Total
October 31, 2005	$5,293,505	$229,025	$222,894	$(5,791,418)	$(45,994)

Net loss				(1,716,500)	(1,716,500)
Expired/forfeited warrants		(58,274)	58,274		---
Private placement	1,060,253	324,706			1,384,959
Warrants exercised	363,920	(85,947)			277,973
Stock compensation expense			57,404		57,404
October 31, 2006 (Restated - see Note 2)	6,717,678	409,510	338,572	(7,507,918)	(42,158)

Net loss				(2,579,638)	(2,579,638)
Expired/forfeited warrants		(11,633)	11,633		---
Stock options exercised	78,904		(23,342)		55,562
Warrants exercised	884,171	(86,150)			798,021
Private placement	865,292	184,049			1,049,341
Shares issued	249,000				249,000
Stock compensation expense			217,819		217,819
October 31, 2007 (Restated - see Note 2)	8,795,045	495,776	544,682	(10,087,556)	(252,053)

Net loss				(3,075,985)	(3,075,985)
Expired/forfeited warrants		(200,550)	200,550		---
Stock options exercised	47,905		(14,405)		33,500
Warrants exercised	733,783	(129,017)			604,766
Private placement	2,168,586	812,430			2,981,016
Warrants modified	(37,664)	37,664			---
Stock compensation expense			548,342		548,342
October 31, 2008	$11,707,655	$1,016,303	$1,279,169	$(13,163,541)	$839,586

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Cash Flows
Years ended October 31, 2008, 2007 and 2006
(expressed in Canadian dollars)

	2008		2007	2006	Cumulative from 2002 (inception of development stage)
OPERATING			(Restated - see Note 2)	(Restated - see Note 2)
Net loss	$(3,075,985)		$(2,579,638)	$(1,716,500)	$(10,008,429)
Adjustments for non-cash items
Amortization	147,779		35,951	11,840	468,835
Research and development	---		249,000	62,735	574,235
Stock option expense	548,342		217,819	57,404	978,204
Loss on disposal of equipment	---		---	---	1,021
Net changes in non-cash working capital balances: Prepaid expenses and deposit Accounts payable and accrued liabilities	(30,521 (212,138	) )	47,158 50,843	(68,678 114,080)	(56,436 87,780)

	(2,622,523)		(1,978,867)	(1,539,119)	(7,954,790)
INVESTING
Due from related parties	(58,754)		---	---	(58,754)
Loan receivable	---		---	---	(62,735)
Purchase of equipment	(731,147)		(132,786)	(43,276)	(933,524)
Restricted cash	(203,972)		---	---	(203,972)
Short-term investments	140,628		(237,326)	---	(96,698)
	(853,245)		(370,112)	(43,276)	(1,355,683)
FINANCING Issue of common shares and warrants net of issue costs Redemption of common shares Loans and advances	3,619,282 --- 131,836		1,902,925 --- 136,794	1,662,932 --- 116,848	8,536,077 (15,000 686,645)
	3,751,118		2,039,719	1,779,780	9,207,722
EFFECT OF EXCHANGE RATE CHANGES	40,940		13,474	7,874	62,288
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	316,290		(295,786)	205,259	(40,463)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	18,664		314,450	109,191	375,417
CASH AND CASH EQUIVALENTS, END OF PERIOD	$334,954		$18,664	$314,450	$334,954
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest	$7,500		$39,769	$29,138	$83,620

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

1.	NATURE OF OPERATIONS & GOING CONCERN

Nature of Operations

Titan Trading Analytics Inc. (“Titan” or the “Company”) was incorporated on November 30, 1993.  The Company is a development stage company that focuses on developing financial software for market timing, trading analytics and automated trading execution. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation.  Since 2002 the Company has been developing an automated trading platform.  Cumulative balances incurred in developing the automated trading platform since 2002 have been presented in the financial statements.  The Company currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

Going concern

The consolidated financial statements of Titan have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years as they have not completed the development of their financial software, and has an accumulated deficit of $13,163,541 at October 31, 2008.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity.  The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2009.  However, management can provide no assurance thereon.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

2.	CHANGE IN ACCOUNTING POLICY AND PRIOR PERIOD ADJUSTMENT

Change in Accounting Policy

Effective November 1, 2007, the Company adopted the new CICA Handbook Sections 1506 "Accounting Changes", 3862 "Financial Instruments - Disclosures", 3863 "Financial Instruments - Presentation", and 1535 "Capital Disclosures".

a)
Section 1506, "Accounting Changes", prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.  Furthermore, the new standard requires the communication of the new primary sources of GAAP that are issued but not yet effective or not yet adopted by the Company.  Other than enhanced disclosures in note 3 the new standard had no material impact on the Company’s financial results.

b)
Section 3862, "Financial Instruments - Disclosures", describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.  Disclosure requirements pertaining to the adoption of this section is presented in Note 12.

c)
Section 3863, "Financial Instruments - Presentation", establishes standards for presentation of the financial instruments and non-financial derivatives.  It carries forward the presentation-related requirements of Section 3861 "Financial Instruments - Disclosure and Presentation".  The adoption of this new section did not have an effect on the consolidated financial statements.

d)
Section 1535, "Capital Disclosures", established standards for disclosing information about an entity's capital and how it is managed.  It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.  Disclosure requirements pertaining to the adoption of this section is presented in Note 16.

Prior Period Adjustment

In the 2007 fiscal year, the Company failed to sufficiently accrue a $58,451 consulting fee for services provided in fiscal 2007 but not invoiced and paid until the current year.  As a result, the Company has restated its consolidated balance sheets and statements of shareholders’ equity, as at October 31, 2007 and consolidated statements of operations and comprehensive loss and statements of cash flow for the year ended October 31, 2007.  The impact of these changes was an increase in accounts payable and deficit of $58,451, an increase to general and administrative expenses of $90,000 and a decrease in research and development expenses of $31,549.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

 2.         CHANGE IN ACCOUNTING POLICY AND PRIOR PERIOD ADJUSTMENT (continued)

Prior Period Adjustment (continued)

In fiscal 2007, the Company also failed to identify a U.S. GAAP versus Canadian GAAP difference with respect to the measurement date used for the 300,000 common shares issued to consultants for services rendered.  As a result Note 17 has been restated to reflect a reduction in the stock-based compensation expense recognized under U.S. GAAP of $54,000.

In the 2006 fiscal year, the Company granted 4,500,000 common shares and 2,000,000 common share purchase warrants to two directors of the Company in exchange for the software being developed for the Company.  The common shares and common share purchase warrants are to be issued contingent on the Company achieving certain milestones.  This is a related party transaction subject to the measurement and disclosure requirements of CICA Section 3840 “Related Party Transactions”.  Section 3840 requires monetary related party transactions or non-monetary related party transactions that has commercial substance but is not in the normal course of operations to be measured at the exchange amount when the change in ownership interests in the item transferred or the benefit of a service provided is substantive and the exchange amount is supported by independent evidence.  Based on the requirements of Section 3840, the Company has determined the value recognized and expensed with respect to this transaction was not in fact supported by independent evidence as the issuance of the equity instruments in consideration of the software was conditional on the achievement of specified future milestones.  Accordingly, the Company has reversed the software development expense of $1,891,479, the fair value of the warrants of $316,479 and the fair value of the common shares of $1,575,000 as a prior period error.

	As Previously Reported	Restatement	As Restated
As at October 31, 2007
Accounts payable	274,173	58,451	332,624
Warrants	812,255	(316,479)	495,776
Contributed surplus	2,119,682	(1,575,000)	544,682
Deficit	(11,920,584)	1,833,028	(10,087,556)

Year ended October 31, 2007
General and administrative	1,079,507	90,000	1,169,507
Research and development	1,331,369	(31,549)	1,299,820
Net loss and comprehensive loss	(2,521,187)	(58,451)	(2,579,638)

Year ended October 31, 2006
Software development	1,891,479	(1,891,479)	---
Net loss and comprehensive loss	(3,607,979)	1,891,479	(1,716,500)
Loss per share	(0.13)	0.07	(0.06)

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp., Titan Holdings USA LLC and Titan Trading USA, LLC.  All inter-company balances and transactions have been eliminated on consolidation.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.  There were no development costs capitalized during the year.

Property and Equipment

Computer equipment is carried at cost less accumulated amortization and is amortized at 30% declining balance per annum.

Office furniture is carried at cost less accumulated amortization and is amortized at 20% declining balance per annum.

Leasehold improvements are carried at cost less accumulated amortization and are amortized over the lease term.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of the assets would be written down to its fair value when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

3.         SIGNIFICANT ACCOUNTING POLICIES (continued)

Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

The Company translates the assets and liabilities of integrated foreign operations to Canadian dollars using the temporal method of translation.  Under the temporal method, monetary assets and liabilities are translated at the rate of exchange prevailing at year end, non-monetary assets and liabilities are translated at average rates of exchange during the year, with the exception of amortization which is translated at historical exchange rates.  Revenues and expenses are translated at the rates of exchange prevailing when the transactions occurred.  Gains and losses resulting from translation adjustments are included in operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, useful lives for the amortization of equipment, fair value of financial instruments, and determining the fair value of stock-based compensation.

Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. Diluted loss per share is not presented when it would be anti-dilutive.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

3.         SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, with an original maturity of less than three months at the time of purchase.

Stock-based compensation

The Company accounts for stock options granted to directors, officers, employees and non-employees using the fair value method of accounting.  The fair value of stock options for directors, officers and employees are calculated at the date of grant and is expensed over the vesting period of the options on a straight-line basis.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date at which the performance commitment is reached or the date at which the equity instrument is granted if they are fully vested and non-forfeitable.  The Company uses the Black-Scholes model to calculate the fair value of stock options issued, which requires certain assumptions to be made at the time the options are awarded, including the expected life of the option, the expected number of granted options that will vest and the expected future volatility of the stock.  As the options are exercised, the consideration paid, along with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.  The Company has not incorporated an estimated forfeiture rate for stock options that will not vest; rather the Company accounts for actual forfeitures as they occur.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Variable Interest Entities

Variable interest entities ("VIE") are defined under Accounting Guideline 15 "Consideration of Variable Interest Entities" ("AcG 15") as entities that do not have sufficient equity at risk to finance their activities without additional subordinated financial support, or where the equity holders lack the overall characteristics of a controlling financial interest.  The guideline requires that the VIE be consolidated with the financial results of the entity deemed to be the primary beneficiary of the VIE's expected losses and its expected residual returns.  There are no variable interest entities to be consolidated.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

3.         SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint Interest Activities

Certain of the Company’s trading activities are conducted jointly with another entity.  The consolidated financial statements reflect only the Company’s proportionate interest in such activities.  Such arrangements are considered to be participation funding and are not considered to be joint ventures.

Financial Instruments

All financial instruments are initially recorded on the consolidated balance sheet at fair value.  They are subsequently valued either at fair value or amortized cost depending on the classification selected for the financial instrument.  Financial assets are classified as either "held-for-trading", "held-to-maturity", "available-for-sale" or "loans and receivables" and financial liabilities are classified as either "held-for-trading" or "other liabilities".  Financial assets and liabilities classified as held-for-trading are measured at fair value with changes in fair value recorded in the consolidated statements of operations except for financial assets and liabilities designated as cash flow hedges which are measured at fair value with changes in fair value recorded as a component of other comprehensive income.  Financial assets classified as held-to-maturity or loans and receivables and financial liabilities classified as other liabilities are subsequently measured at amortized cost using the effective interest method.  Available-for-sale financial assets that have a quoted price in an active market are measured at fair value with changes in fair value recorded in other comprehensive income.  Such gains and losses are reclassified to earnings when the related financial asset is disposed of or when the decline in value is considered to be other-than-temporary.  Equity instruments classified as "available-for-sale" that do not have a quoted price in an active market are subsequently measured at cost.  Purchases and sales of financial assets will be accounted for using trade-date accounting and transaction costs relating to financial instruments will be expensed in the period incurred.

The Company has classified its financial instruments as follows:

▪	Cash and cash equivalents, short-term investments and restricted cash are classified as held-for-trading.

▪	Due from related parties is classified as loans and receivables.

▪	Accounts payable and accrued liabilities and loans and advances are classified as other liabilities.

Comprehensive Income

Comprehensive income is the change in equity of a company, during a period, from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  The Company did not have other comprehensive income and accordingly total comprehensive loss and net loss are equal.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Pronouncements

a)	Goodwill and Intangible Assets (CICA Handbook Section 3064)

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs".   The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets subsequent to its initial recognition by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  This Section will be adopted in the fiscal year commencing November 1, 2008.  The Company does not expect any impact from the adoption of this new Section on its financial statements.

b)	General Standards of Financial Statement Presentation (CICA Handbook Section 1400)

In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.  These amendments are effective for the Company commencing November 1, 2008.  These standards could impact disclosure provided by the Company, but the Company does not expect the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.

c)	Convergence With International Financial Reporting Standards

In February of 2008 the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required for Canadian publicly accountable enterprises.  This will be effective for the Company’s year-end beginning November 1, 2011.  The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of a $90,000 (2007 - $120,000) guaranteed investment certificate bearing interest at prime less 2.55% maturing September 4, 2009.  The investment is collateral for a $90,000 letter of credit which has been issued by the Company for their leased premises.

Short-term investments in 2007 also include marketable securities of $101,807 held in trading accounts which are measured at fair value.  The marketable securities are held as a result of the Company conducting trading to test their software.  Any gains or losses from trading are recorded as research and development costs in the statements of operations.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

5.	RESTRICTED CASH

Restricted cash consists of amounts advanced from a third party with which the Company jointly conducts trading activities and is held in a trading account for the purpose of trading securities to test the financial trading software that the Company is developing.

6.	PROPERTY AND EQUIPMENT

	October 31, 2008			October 31, 2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer Equipment	$284,772	$119,907	$164,865	$217,216	$66,926	$150,290
Office Furniture	85,264	15,607	69,657	11,580	2,600	8,980
Leasehold Improvements	589,907	81,791	508,116	----	----	----
	$959,943	$217,305	$742,638	$228,796	$69,526	$159,270

7.	LOANS AND ADVANCES

	2008		2007
Loan payable, is due to a Director who is also an officer of the Company. The loan is non-interest bearing, unsecured and has no fixed terms of repayment	$	---	$187,831
Short-term loan, bearing interest at 13% per annum, is secured by a promissory note and due on demand.		---	100,000
Private placement funds paid in advance of December 31, 2007 closing.		---	63,000
Advance from a third party, bears no interest, is secured by the short-term investments and restricted cash and is due February 19, 2009		240,392	---
Advance from a third party, bears no interest and is due on demand		328,455	---

		$568,847	$350,831

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

8.	RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following related party transactions not disclosed elsewhere:

	2008	2007	2006
Management and consulting fees	$184,500	$167,806	$69,000
Research and development	258,182	262,958	540,194

Management and consulting fees paid to an officer of the Company and a company controlled by an officer are reflected in general and administrative expenses.

Research and development fees are paid to directors and companies controlled by directors.

Due from related parties include $28,754 receivable from a director who is also an officer of the Company.  The amounts due from related parties are unsecured, have no terms of repayment and bear no interest.

Due from related parties also include $30,000 due from directors and officers of the company relating to amounts owing from options exercised. The funds were received on December 22, 2008.

Included in accounts payable and accrued liabilities is $5,542 (2007 - $90,925) payable to directors of the Company or companies controlled by directors or officers.

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.	SHARE CAPITAL

Authorized Share Capital:
Unlimited number of common shares with no par value.
Unlimited number of preferred shares
Preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and determine the designation, rights, privileges and conditions attached to the shares of each series.

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, November 30, 1993	- - -	- - -	- - -	- - -
Issued for cash	1	1	- - -	- - -

Balance, October 31, 1994	1	1	- - -	- - -
Issued for cash	4,114,000	1,314,900	- - -	- - -
Warrants issued	- - -	- - -	125,000	- - -

Balance, October 31, 1995	4,114,001	1,314,901	125,000	- - -
Issued for cash	4,302,000	1,055,500	- - -	- - -
Share issuance costs	- - -	(141,089)	- - -	- - -

Balance, October 31, 1996	8,416,001	2,229,312	125,000	- - -
Issued for cash	316,000	442,400	- - -	- - -
Warrants issued	- - -	- - -	158,000	- - -

Balance, October 31, 1997	8,732,001	2,671,712	283,000	- - -
Warrants exercised	125,000	131,250	(125,000)	- - -

Balance, October 31, 1998	8,857,001	2,802,962	158,000	- - -
Warrants forfeited	- - -	- - -	(158,000)	- - -

Balance, October 31, 1999	8,857,001	2,802,962	- - -	- - -
Issued for cash	275,965	572,976	- - -	- - -
Warrants issued	- - -	- - -	250,067	- - -
Balance, October 31, 2000	9,132,966	3,375,938	250,067	- - -
Issued for cash	680,000	340,000	- - -	- - -
Warrants issued	- - -	- - -	680,000	- - -
Warrants expired	- - -	- - -	(250,067)	- - -

Balance, October 31, 2001	9,812,966	3,715,938	680,000	- - -
Issued for cash	- - -	- - -	- - -	- - -

Balance, October 31, 2002	9,812,966	3,715,938	680,000	- - -
Warrants expired	- - -	- - -	(680,000)	- - -

Balance, October 31, 2003	9,812,966	3,715,938	- - -	- - -
Private placements	3,211,999	242,456	3,211,999	116,544
Share issuance costs	- - -	(9,800)	- - -	- - -

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount
Balance, October 31, 2004	13,024,965	3,948,594	3,211,999	116,544
Private placements	5,455,110	878,014	4,655,014	154,561
Warrants exercised	430,000	72,240	(430,000)	(20,640)
Shares issued for debt	3,736,324	472,309	- - -	- - -
Shares issuance costs	- - -	(77,652)	- - -	- - -
Warrants expired and forfeited	- - -	- - -	(859,999)	(21,440)

Balance, October 31, 2005	22,646,399	5,293,505	6,577,014	229,025
Private placements	6,012,765	1,157,590	3,006,388	345,776
Warrants exercised	2,155,333	363,920	(2,155,333)	(85,947)
Warrants issued in software transfer	- - -	- - -	2,000,000	- - -
Warrants expired and forfeited	- - -	- - -	(983,500)	(58,274)
Share issuance costs	- - -	(97,337)	- - -	(21,070)

Balance, October 31, 2006 (Restated - see Note 2)	30,814,497	6,717,678	8,444,569	409,510
Private placement	3,311,299	957,552	1,655,632	201,413
Warrants exercised	3,010,403	884,171	(3,010,403)	(86,150)
Stock options exercised	377,500	78,904	- - -	- - -
Warrants expired and forfeited	- - -	- - -	(581,667)	(11,633)
Shares issued for service	300,000	249,000	- - -	- - -
Share issuance costs	- - -	(92,260)	- - -	(17,364)

Balance October 31, 2007	37,813,699	8,795,045	6,508,131	495,776

Private placement	9,571,234	2,243,139	6,035,617	841,855
Warrants exercised	1,494,412	733,783	(1,494,412)	(129,017)
Stock options exercised	335,000	47,905	- - -	- - -
Warrants expired and forfeited	- - -	- - -	(1,358,087)	(200,550)
Warrants modified	- - -	(37,664)	- - -	37,664
Share issuance costs	- - -	(74,553)	- - -	(29,425)
Balance October 31, 2008	49,214,345	11,707,655	9,691,249	1,016,303

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

a)	Share Capital

2008

In December 2007, the Company closed a non-brokered private placement of units (”Units”), which raised gross proceeds of $1,214,494. The Company issued 3,036,234 Units at $0.40 Canadian per Unit. Each Unit consists of one (1) common share in the capital of Titan and one-half (½) of one common share purchase warrant (a “Warrant”).  Of the gross proceeds, $941,800 and $272,694 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 137%, risk free rate of 3.70% and expected life of 2 years.  Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.60 Canadian and will expire December 7, 2009. The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $363,428.40. The issue costs relating to this placement totaled  $30,536.

On March 6, 2008, the Company closed a fully-subscribed non-brokered private placement of units (“Units”), which raised gross proceeds of $510,000.  The Company issued 2,000,000 Units at a price of $0.255 Canadian per unit. Each unit consists of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant.  Of the gross proceeds, $380,014 and $129,986 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 139%, risk free rate of 2.52% and expected life of 2 years.  Each whole warrant entitles the holder thereof to purchase one common share for a price of $0.35 Canadian and will expire March 6, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $132,330.  The issue costs related to this private placement totaled $6,200.

 On July 29, 2008, the Company closed a fully-subscribed non-brokered private placement of units (“Units”), which raised gross proceeds of $610,500.  The Company issued 2,035,000 Units at a price of $0.30 Canadian per unit. Each unit consists of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant.  Of the gross proceeds, $465,765 and $144,735 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 131%, risk free rate of 3.05% and expected life of 2 years.    Each whole warrant entitles the holder thereof to purchase one common share for a price of $0.40 Canadian and will expire July 29, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $90,000.  The issue costs related to this private placement totaled $18,868.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

On August 19, 2008, the Company closed a fully-subscribed non-brokered private placement of units (“Units”), which raised gross proceeds of $750,000.  The Company issued 2,500,000 Units at a price of $0.30 Canadian per unit. Each unit consists of one (1) common share in the capital of the Company and one common share purchase warrant.  Of the gross proceeds, $455,560 and $294,440 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 131%, risk free rate of 2.74% and expected life of 2 years.    Each whole warrant entitles the holder thereof to purchase one common share for a price of $0.40 Canadian and will expire August 19, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $600,000.  The issue costs related to this private placement totaled $42,072.

During the year, the Company modified the exercise price of the 1,392,626 common share purchase warrants issued on December 12, 2006.  The warrants have been re-priced from $0.50 to $0.38 representing the current 10 day weighted average trading price of the common shares.  All other terms of the warrants remain the same.  The warrants expire on December 12, 2008.  The increase in fair value of $37,664 as a result of the modification has been re-allocated to the warrants.

During the year, the Company modified the terms of a software transfer agreement entered into in 2006.  In 2006, the Company signed an agreement with two directors of the Company to issue 4,500,000 common shares and 2,000,000 common share purchase warrants.  The 4,500,000 common shares to be issued was contingent on the Company achieving certain milestones by May 31, 2007 as follows:

a)	upon the Company achieving $400,000 of cumulative gross revenue, 1/3 of the common shares (1,500,000 common shares) would have been eligible to be issued;

b)	upon the Company achieving $800,000 of cumulative gross revenue, an additional 1/3 of the common shares (1,500,000 common shares) would have been eligible to be issued; and

c)	upon the Company achieving $1.2 million of cumulative gross revenue, an additional 1/3 of the common shares (1,500,000 common shares) would have been eligible to be issued.

A total of 1,000,000 purchase warrants issued were exercisable at $0.50 per share for a six month period commencing June 1, 2007, provided the Company achieved at least $1.2 million of gross revenue for the period June 1, 2006 to May 31, 2007.  The remaining 1,000,000 purchase warrants are exercisable at a price of $1.00 per share for a six month period commencing June 1, 2008 provided  the Company achieves gross revenue of $1.8 million for the period June 1, 2007 to May 31, 2008.  Effective October 2, 2008, the agreement has been amended as follows:

▪
The total number of common shares and the amount of the cumulative gross revenue milestones will not change however the common shares will only be issued upon the Company achieving the milestones by May 31, 2009 and any common shares not earned by May 31, 2009 will not be eligible for issuance.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.         SHARE CAPITAL (continued)

▪
The total number of performance warrants and the amount of the gross revenue milestones will not change however the performance warrants will be exercisable upon the Company achieving the gross revenue milestones for the one year period ended May 31, 2009.  The exercise prices will remain the same however the exercise period for the first and second tranche will be the six month period commencing June 1, 2009.

The fair value of the common shares and warrants and the increase in fair value as a result of the modification to the terms of the warrants has not been reflected in the financial statements as the issuance of the shares and warrants are subject to performance conditions which have not been met.

During 2008, a total of 335,000 options and 1,494,412 warrants were exercised.

2007

In December 2006, the Company closed a non-brokered private placement of units (“Units”), which raised gross proceeds of $1,158,965.  The Company issued 3,311,299 Units at $0.35 Canadian per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant (a “Warrant”). The Warrants issued were 1,655,632.  The difference of 17.5 fewer warrants issued is a rounding factor attributed to shareholders proceeds being short of the actual value of shares purchased.  Of the gross proceeds, $957,552 and $201,413 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 107%, risk free rate of 3.97% and expected life of 2 years.  The Warrants are exercisable at a price of $0.50 Canadian and will expire December 12, 2008.  The securities issued under the private placement are subject to a four-month hold period.  The Company revised the amount of finder’s fees and paid $75,329 to arm’s length parties in connection with the placement.  Insiders participated in the private placement for total gross proceeds of $300,000. The issue costs relating to this placement totaled $99,914.  Share issuance costs also include $9,710 relating to the exercise of warrants and stock options.

In February 2007, the Company issued shares for services to three consultants for their participation in the development, sales and marketing of retail-market software products.  Titan entered into consulting arrangements with the consultants in exchange for 300,000 common shares, in the aggregate, in the capital of Titan at a deemed price of $0.83.

During 2007, a total of 377,500 options and 3,010,403 warrants were exercised.

Escrowed Shares

As at October 31, 2008, there were no common shares held in escrow (2007 - 300,000 common shares held in escrow).  The 300,000 shares in escrow were released in April 2008.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.         SHARE CAPITAL (continued)

Stock Options

Under the Company’s stock option plan, options to purchase common shares of the Company may be granted to directors, officers, employees and consultants of the Company.  These options entitle the holder to purchase one common share at a subscription price that shall not be less than that which may be acceptable to any stock exchange on which the Company’s shares are traded.  The number of common shares reserved for issuance, within a one-year period, to any one optionee shall not exceed 5% of the outstanding common shares.  The maximum number of common shares reserved for issuance at any time may not exceed 20% of the number of outstanding common shares.  The Board of Directors determine the time during which options shall vest and the method of vesting, provided that the options shall not vest on more favourable terms than one-third of the total number of options granted on the date of grant and on each of the 12 month and 18 month anniversaries of the date of grant.  Options expire no later than the fifth anniversary of the date of grant.  All rights to purchase shares pursuant to the plan terminate:  (i) within 90 days of the optionee ceasing to be a director, officer, employee, or consultant; or (ii) within 12 months after the death of an optionee, unless exercised within that period.

During fiscal year ending October 31, 2008 the Company issued the following stock options to directors, officers and consultants of the Company:

Date	# Stock Options	Exercise Price	Expiry Date
January 28, 2008	1,600,000	$0.37	January 28, 2013
February 4, 2008	220,000	$0.50	February 4, 2013
June 24, 2008	50,000	$0.34	June 24, 2013
July 8, 2008	150,000	$0.34	July 8, 2013
August 12, 2008	900,000	$0.30	August 12, 2013
August 15, 2008	540,000	$0.36	August 15, 2013

The following table summarizes the activity of stock options as follows:

Year	2008		2007
	Number of options	Weighted-Average Exercise Price	Number of options	Weighted-Average Exercise Price
Outstanding at beginning of period	5,400,593	$0.25	3,623,093	$0.17
Granted	3,460,000	$0.36	2,155,000	$0.35
Exercised	(335,000)	$0.10	(377,500)	$0.15
Forfeited or expired	(715,000)	$0.29	---	---
Outstanding at end of period	7,810,593	$0.29	5,400,593	$0.25
Exercisable at end of period	5,708,093	$0.27	4,150,593	$0.19

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.         SHARE CAPITAL (continued)

The following table summarizes information on stock options outstanding and exercisable at October 31, 2008:

Exercise Price	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life (years)
$ 0.10	1,100,000	1,100,000	0.2
0.16	470,593	470,593	1.3
0.25	680,000	680,000	1.3
0.32	360,000	360,000	2.7
0.30	1,780,000	1,780,000	3.2
0.69	200,000	150,000	3.7
0.50	110,000	82,500	3.8
0.37	1,250,000	625,000	4.3
0.50	220,000	110,000	4.3
0.34	50,000	12,500	4.7
0.34	150,000	37,500	4.7
0.30	900,000	300,000	4.8
0.36	540,000	0	4.8
	7,810,593	5,708,093

The Company uses the Black-Scholes option-pricing model to value the options at each grant date under the following weighted-average assumptions:

	2008	2007	2006
Weighted average grant date fair value per share option	0.33	0.33	0.32
Expected dividend rate	0%	0%	0%
Expected volatility	123%	142%	138%
Risk-free interest rate	3.32%	3.95%	3.75%
Expected life of options in years	5 yrs.	5 yrs.	5 yrs.

The amounts estimated according to the Black-Scholes option-pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.         SHARE CAPITAL (continued)

Warrants

The following table summarizes information on warrants outstanding at October 31, 2008:

Exercise Prices	Number Outstanding	Expiry Date
$0.38	1,392,626	December 12, 2008
$0.50	263,006	December 12, 2008
$0.60	1,518,117	December 7, 2009
$0.50	2,000,000	November 30, 2009
$0.35	1,000,000	March 6, 2010
$0.40	1,017,500	July 29, 2010
$0.40	2,500,000	August 19, 2010
	9,691,249

CONTRIBUTED SURPLUS

	2008	2007
		(Restated - see Note 2)
Balance, beginning of year	$544,682	$338,572
Stock based compensation	548,342	217,819
Expired and forfeited warrants	200,550	11,633
Exercise of stock options	(14,405)	(23,342)
Balance, end of year	$1,279,169	$544,682

10.	FUTURE INCOME TAXES

Income tax expense differs from the amounts computed by applying the combined income tax rates  of 29.74% (2007- 32.12%) to loss before income taxes.  The differences are as follows:

	2008	2007
		(Restated - see Note 2)
Computed tax recovery	$(914,798)	$(828,580)
Deductible share issuance costs	(25,083)	(7,042)
Foreign rate differential	(35,139)	(9,174)
Non-deductible expenses	206,294	75,094
Unrecognized losses	768,726	769,702
	$-	$-

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

10.         FUTURE INCOME TAXES (continued)

The tax effect of significant temporary differences is as follows:

	2008	2007
		(Restated - see Note 2)
Operating loss carry-forwards	$2,819,387	$2,871,947

Other temporary differences	87,947	57,206
Future income tax assets before valuation allowance	2,907,334	2,929,153
Valuation allowance	(2,907,334)	(2,929,153)
Future income tax assets	$-	$-

The Company has determined that realization is not more likely than not, and therefore, a full valuation allowance against the future income tax assets has been recorded.

The financial statements do not reflect the potential tax reductions which may be available through the application of losses of approximately $10,778,041 carried forward against future years' earnings otherwise subject to income taxes.

The losses expire as follows:
	Loss c arryforwards in the United States	Loss carryforwards in Canada	Total

2009		447,548	447,548
2010		185,347	185,347
2014		458,893	458,893
2015		1,362,971	1,362,971
2026	173,617	3,335,533	3,509,150
2027	318,554	2,028,924	2,347,478
2028	668,114	1,798,540	2,466,654

Total	1,160,285	9,617,756	10,778,041

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

11.	COMMITMENTS

a)	The Company has lease agreements for its offices with minimum annual payments until expiration of the leases as follows:

Year	Total
2009	$89,010
2010	$78,768
2011	$78,768
2012	$78,768

b)
Effective May 1, 2006, the Company signed consulting agreements with two consultants.  The consultants are to be paid $2,000 per month for their consulting services until termination of the agreement which is 21 days after notice of termination is provided by either party.  Each consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

c)
Effective June 1, 2006, the Company signed a consulting agreement with a consultant for development, sales and marketing of the software.  The consultant is to be paid $2,000 per month for his consulting services until termination of the agreement which is 21 days after notice of termination is provided by either party.  The consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

d)
The Company has consulting agreements with two directors of the Company for $10,000 per month each to maintain, support and improve the software, as well as, to provide general software programming and consulting services.  The agreement remains in effect until May 31, 2009.

e)
The Company has signed a one-year contract with a consultant to conduct investor relations starting from September 1, 2008 for a monthly fee of $7,000 plus approved expenses.  Titan has the right to terminate the agreement at any time after February 28, 2009, by providing the consultant a 30-day written notice.

f)
The Company has a consulting agreement commencing August 1, 2008 and expiring July 31, 2009 for financing services, public relations services, investor relations services, shareholder relations services and market maintenance.  The agreement is subject to acceptance by the TSX Venture Exchange.  As compensation, the Company will pay the consultant 900,000 stock options at a price of $0.30 per share and will vest over eighteen months.

g)
Commencing February 25, 2008, the Company has entered into an agreement with a third party.  The agreement required a capital contribution of $300,000 US from the third party and $20,000 US from the Company.  The capital was to be used for trading with any profits from trading to be allocated 65% to the Company and 35% to the third party.  The maximum loss is limited to $20,000 US for the Company and $30,000 US for the third party.  The agreement terminated on May 24, 2008.  The capital to be repaid to the third party as at October 31, 2008 is $328,455 CDN.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

11.	COMMITMENTS (continued)

h)
Commencing February 19, 2008, the Company has entered into an agreement with a third party.  The agreement required a capital contribution of $200,000 US from the third party.  The capital was to be used for trading with any profits from trading to be allocated 50% each to the Company and the third party.  The maximum loss for the third party is limited to $30,000 US.  The agreement terminates on February 19, 2009.  The capital to be repaid to the third party as at October 31, 2008 is $240,392 CDN.

12.        FINANCIAL INSTRUMENTS

Financial risk management

The Company’s activities are exposed to a variety of financial risks: price risk, interest rate risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial and economic markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by financial management in conjunction with overall corporate governance.

Fair Value

The Company's financial instruments consist of cash and cash equivalents, short-term investments, due from related parties, restricted cash, accounts payable and accrued liabilities and loans and advances.  The fair values of these financial instruments approximate their carrying value due to their short-term nature.  The fair value of loans and advances cannot be reliably determined as there is no market for loans that are non-interest bearing and have no terms of repayment.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, short-term investments, due from related parties and restricted cash.  The maximum exposure of the credit risk is the full carrying value of the financial instrument.  The Company minimizes the credit risk of cash and cash equivalent, short-term investments and restricted cash by only dealing with credit worthy financial institutions.  The credit risk associated with the amounts due from related parties is also mitigated as credit is only granted to directors and officers of the Company who historically settle the amounts in a timely manner.

Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States.  A significant change in the currency exchange rate between the Canadian dollar relative to the US dollar could have a material effect on the Company’s results of operations, financial position or cash flows.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.  As at October 31, 2008 the Company is exposed to currency risk through its cash, short-term investments, restricted cash and loans and advances denominated in US dollars.  As at October 31, 2008, US denominated cash, short-term investment, restricted cash and loans and advances amounted to US$111,422, $7,465, $197,610 and $467,610 respectively.  Based on the balances at October 31, 2008, net loss will increase or decrease approximately $4,000 given a 10% increase or decrease respectively, in the foreign exchange rate.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

12.        FINANCIAL INSTRUMENTS (continued)

Interest Rate Risk

The Company is susceptible to interest rate price risk on its fixed interest loans.  The Company closely monitors its fixed rate debt instruments to ensure interest rates are in line with market rates.

Financial Market risk

The Company’s exposure to financial market risk is limited since there are no significant financial instruments including hedges on currencies or commodities which will fluctuate as a result of changes in market prices.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations, including commitments, as they become due.  In order to manage this risk, the Company forecasts its requirements to determine whether sufficient funds will be available.  The Company expects to generate sufficient cash through the issuance of shares or related party loans.

13.        SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada and the United States.

14.	SUBSEQUENT EVENTS

a)
In November 2008, Titan Trading Analytics Inc. announced that, subject to regulatory approval, the Company intends to grant 525,000 stock options, in the aggregate, to directors, officers, employees and consultants of the Company.  The options will have an exercise price of $0.36, with vesting over an eighteen-month period and a five year term to expiry.

b)
On January 8, 2009, Avidus Trading LLC (Avidus), a broker which the Company has been using for trading of securities, filed a bankruptcy petition with the Southern District of Florida U.S. Bankruptcy Court.  As at October 31, 2008, the Company had $386,962 of short-term investments held with Avidus.  The Company is uncertain whether the investments can be recovered and has recorded a write down of the short-term investments for an amount of $350,467 with the remaining $36,495 ($30,000 US) being used to reduce the advance from a third party (Note 7).

15.	LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the period, which was 44,032,360 (2007 - 35,838,813; 2006 – 27,306,799).  The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect and is therefore excluded from the computation.  Consequently, diluted loss per common share is not disclosed.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

16.	CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to pursue research and development of its software and meet its ongoing operating expenditures while at the same time providing adequate capital to fund the Company’s growth, without unwarranted dilution of the current shareholders.

The Company defines its capital as its cash and cash equivalents, short-term investments and the components of shareholders’ equity.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it for changes in economic conditions and the risk characteristics of its underlying assets since inception, the Company has financed its liquidity needs through private placements.

In order to maximize ongoing research and development of its software, the Company does not pay out dividends.

The Company expects its current capital resources will be sufficient to carry out its research and development of the software.

The Company is not subject to any externally imposed capital requirements.

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles.  There are no material variations between the financial position of the Company and the results of operations and cash flows under Canadian generally accepted accounting principles and United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

Research and development

Under U.S. GAAP, all development costs are expensed as incurred.  Under Canadian GAAP, development costs that meet generally accepted criteria for deferral are capitalized and amortized.  The Company has not deferred any development costs.

Impact of Recently Adopted Accounting Standards

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”. This standard prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This standard was adopted effective November 1, 2007, and it was determined that there was no effect to the Company.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Stock-Based Compensation

Under U.S. GAAP, the measurement date for stock-based compensation to non-employees for goods or services rendered should be the earlier of the date on which the recipient completes performance or the date on which a performance commitment is reached.  For measurement purposes Canadian GAAP specifies the two conditions under U.S. GAAP described above and also lists a third condition, namely, the date at which the equity instruments are granted if they are fully vested and non-forfeitable at that date.  The Company failed to identify the above difference in the measurement dates available under U.S. GAAP versus Canadian GAAP.  As a result, in fiscal 2007, there is a $54,000 difference in the stock-based compensation recorded for the 300,000 common shares issued to consultants for their services rendered.  The impact of this difference is as follows:

2007
(Restated - see Note 2)
Net loss and comprehensive loss under Canadian GAAP	$(2,579,638)

Stock-based compensation	54,000
Net loss and comprehensive loss under U.S. GAAP	$(2,525,638)
Basic loss per share	$0.07
Diluted loss per share	$0.07

New Accounting Standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new US GAAP standards that have not yet been adopted due to delayed effective dates.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements.  SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for the Company’s fiscal year beginning November 1, 2008.  The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

SFAS 159

In February 2007, the FASB issued SFAS No 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“SFAS 159”).  SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value.  The Statement would be effective for the Company’s fiscal years beginning November 1, 2008.  The company is assessing the impact this statement will have on its consolidated financial statements.

SFAS 162

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States.  It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “the Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”.  The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.